BRF S.A.
A Public Held Company
CNPJ 01.838.723/0001-27
NIRE 42.300.034.240
CVM 16269-2

FINAL SYNTHETIC VOTING MAP
EXTRAORDINARY GENERAL MEETING
Held on December 12, 2018

BRF S.A. (“BRF” or “Company”) (BM&FBovespa: BRFS3; NYSE: BRFS), pursuant to CVM Instruction n°. 481, of December 17, 2009, hereby provides its shareholders with the final synthetic voting map of the Extraordinary General Meeting held on December 12, 2018, which consolidates the remote votes sent directly to the Company and through custody and bookkeeping agents, and the votes delivered in person, as attached.

São Paulo, December 12, 2018.

Elcio Ito

Chief Financial and Investor Relations Officer